UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

VALUECLICK, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, S0.001 PAR VALUE

(Title of Class of Securities)

92046N102

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Scott P. Barlow

Vice President, General Counsel

and Secretary

ValueClick, Inc.

30699 Russell Ranch Road, Suite 250
Westlake Village, California 91362

(818) 575-4500

(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Steve W. Fackler
Chad B. Mead

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, CA 90071

(213) 229-7765

Calculation of Filing Fee

Transaction Valuation *	Amount of Filing Fee *
$4,945,621.00	$194.36

*

Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,903,114 shares of Common Stock, $0.001 par value, of ValueClick, Inc. will be purchased pursuant to this offer for an aggregate of $4,945,621.00 in cash. The actual transaction value will be based on the number of options tendered, if any, which may result in a lesser aggregate amount. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Advisory No. 6 for fiscal 2008, equals $39.30 per million dollars of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration Number: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”), as filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2008, amends and supplements the Tender Offer Statement on Schedule TO dated August 26, 2008 (the “Initial Statement”), and relates to an offer by ValueClick, Inc., a Delaware corporation (“ValueClick”), to certain holders of outstanding options to purchase its common stock that were granted in 2007 and which have an exercise price per share that is equal to or greater than $25.66, to purchase for cash as set forth under the Offer to Purchase for Cash Employee Stock Options Under 2002 Stock Incentive Plan, dated August 25, 2008 (the “Offer to Purchase”) and upon the terms and subject to the conditions described in the Offer to Purchase.

This Amendment is made to (i) report the results of the Offer to Exchange; and (ii) to amend the Offer to Purchase.

ITEM 4. TERMS OF THE TRANSACTION

Item 4 of the Initial Statement is hereby amended and supplemented by including the following:

“The offering period expired at 11:59 p.m., Pacific Standard Time, on September 24, 2008. Pursuant to the Offer to Purchase, ValueClick has accepted for repurchase options to purchase an aggregate of 4,788,342 shares of ValueClick’s common stock. Each eligible employee who validly tendered eligible options pursuant to the Offer to Purchase will receive a cash payment in the range of $0.82 to $1.23 per option. ValueClick will promptly make such cash payments in the aggregate amount of $4,831,574.”

Item 12. Exhibits.

(a)(1)       Offer to Purchase For Cash Employee Stock Options Under Stock Incentive Plan, dated August 26, 2008, as amended September 3, 2008.**

(a)(2)       Form of Introductory Letter.*

(a)(3)       Letter of Transmittal.*

(a)(4)       Form of e-mail to Eligible Employees announcing Offer to Purchase.*

(a)(5)       Form of Election Withdrawal Notice.*

(a)(6)       Form of Reminder Notice of Expiration of Offer.*

(a)(7)       Web Content.*

* Exhibit previously filed with the Schedule TO on August 26, 2008

** Filed Herewith

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2008

VALUECLICK, INC.

By:	/s/ Scott P. Barlow
Scott P. Barlow
Vice President, General Counsel and Secretary

EXHIBIT INDEX

(a)(1)       Offer to Purchase For Cash Employee Stock Options Under Stock Incentive Plan, dated August 26, 2008, as amended September 3, 2008.**

(a)(2)       Form of Introductory Letter.*

(a)(3)       Letter of Transmittal.*

(a)(4)       Form of e-mail to Eligible Employees announcing Offer to Purchase.*

(a)(5)       Form of Election Withdrawal Notice.*

(a)(6)       Form of Reminder Notice of Expiration of Offer.*

(a)(7)       Web Content.*

* Exhibit previously filed with the Schedule TO on August 26, 2008

** Filed Herewith